Mail Stop 3561

June 7, 2010

Raymond F. Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, California 92801

Re: Bridgford Foods Corporation.
File No. 000-02396
Form 10-K: For the Fiscal Year Ended October 30, 2009
Form 10-Q: For the Quarter Ended January 22, 2010

Dear Mr. Lancy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief